FINANCIAL SUMMARY

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


                              FY2009 Third Quarter
                    (April 1, 2008 through December 31, 2008)




        English translation from the original Japanese-language document















                            TOYOTA MOTOR CORPORATION

    Cautionary Statement

       This report contains summarized and condensed financial statements prepared in accordance with accounting principles generally accepted in the United States of America. Certain prior year amounts have been reclassified to conform to the presentations for the current quarterly financial statements.

              FY2009 Third Quarter Consolidated Financial Results

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)
        English translation from the original Japanese-language document

                                                                                                                    February 6, 2009
Company name                                                    : Toyota Motor Corporation
Stock exchanges on which the shares are listed                  : Tokyo, Osaka, Nagoya, Sapporo and Fukuoka Stock Exchanges in Japan
Code number                                                     : 7203
URL                                                             : http://www.toyota.co.jp
Representative                                                  : Katsuaki Watanabe, President
Contact person                                                  : Takuo Sasaki, General Manager, Accounting Division
                                                                  Tel. (0565)28-2121
Filing date of quarterly securities report                      : February 12, 2009


                                                                                    (Amounts are rounded to the nearest million yen)
1. Consolidated Results for FY2009 First Nine Months (April 1, 2008 through December 31, 2008)
(1) Consolidated financial results (For the nine months ended December 31)             (% of change from previous first nine months)
--------------------- --------------------------- --------------------------- -------------------------- ---------------------------
                                                                               Income before income taxes,
                                                                                  minority interest and
                                                                                        equity in
                             Net revenues              Operating income           earnings of affiliated           Net income
                                                                                        companies
--------------------- ----------------- --------- ----------------- --------- ----------------- ---------- ---------------- --------
                           Million yen          %      Million yen         %       Million yen          %      Million yen         %
  FY2009 first nine         16,993,248      -13.8          221,517     -88.2           354,348      -82.4          328,828     -76.5
        months
  FY2008 first nine         19,722,192       11.9        1,873,722      12.3         2,014,966       13.1        1,401,078      16.4
        months
--------------------- ----------------- --------- ----------------- --------- ----------------- ---------- ---------------- --------

--------------------- --------------------------- ---------------------------
                         Net income per share        Net income per share
                               - Basic                    - Diluted
--------------------- --------------------------- ---------------------------
                                             Yen                         Yen
  FY2009 first nine                       104.66                      104.66
        months
  FY2008 first nine                       439.98                      439.78
        months
--------------------- --------------------------- ---------------------------

(2) Consolidated financial position

    --------------------- --------------------------- --------------------------- ---------------------------- ---------------------
                                 Total assets            Shareholders' equity       Ratio of shareholders'      Shareholders' equity
                                                                                            equity                    per share
    --------------------- --------------------------- --------------------------- ---------------------------- ---------------------
                                         Million yen                 Million yen                            %                    Yen
     FY2009 third quarter                 29,591,044                  10,803,182                         36.5               3,444.52
            FY2008                        32,458,320                  11,869,527                         36.6               3,768.97
    --------------------- --------------------------- --------------------------- ---------------------------- ---------------------


    2.  Cash dividends
    --------------------------------------------------------------------------------------------------------------------------------
                                                                     Cash dividends per share
    --------------------- -------------------- ---------------------- ---------------------- ---------------------- ----------------
           (Record date)     End of first      End of second quarter  End of third quarter         Year-end              Annual
                                quarter
    --------------------- -------------------- ---------------------- ---------------------- ---------------------- ----------------
                                           Yen                    Yen                    Yen                    Yen              Yen
            FY2008                 --                           65.00            --                           75.00           140.00
            FY2009                 --                           65.00            --                          ------           ------
    --------------------- -------------------- ---------------------- ---------------------- ---------------------- ----------------
      FY2009 (forecast)          ------                 ------                 ------                  --                  --
    --------------------- -------------------- ---------------------- ---------------------- ---------------------- ----------------
    (Note) Revisions to the forecast of cash dividends in the current quarter:  none


    3. Forecast of consolidated results for FY2009 (April 1, 2008 through March 31, 2009)
                                                                                                           (% of change from FY2008)
    --------------------- ----------------------- ------------------------ ------------------------- -------------------- ----------
                                                                              Income before income
                                                                                     taxes,
                                                                              minority interest and
                               Net revenues          Operating income              equity in               Net income     Net income
                                                                             earnings of affiliated                        per share
                                                                                   companies                                 - Basic
    --------------------- ----------------------- ------------------------ ------------------------- -------------------- ----------
                           Million yen         %     Million yen        %      Million yen        %   Million yen       %        Yen
            FY2009          21,000,000     -20.1        -450,000     --           -500,000     --        -350,000    --      -111.60
    --------------------- ----------------------- ------------------------ ------------------------- -------------------- ----------
    (Note) Revisions to the forecast of consolidated results in the current quarter: yes


4.  Others
(1)     Changes in significant subsidiaries during the current period
        (Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)     Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements: yes
        Note: For more details, please see page 6 "4.Other".

(3)     Changes in accounting principles, procedures, and disclosures for quarterly consolidated financial statements
        (i) Changes by a newly issued accounting pronouncement: yes
        (ii) Changes other than (3)-(i) above: none
        Note: For more details, please see page 6 "4.Other".

(4)     Number of shares issued and outstanding (common stock)
       (i)  Number of shares issued and outstanding at the end of each period
            (including treasury stock) : FY2009 third quarter 3,447,997,492 shares, FY2008 3,447,997,492 shares
       (ii) Number of treasury stock at the end of each period: FY2009 third quarter 311,656,809 shares,
            FY2008 298,717,640 shares
       (iii)Average number of shares issued and outstanding in each period: FY2009 first nine months 3,141,876,897 shares,
            FY2008 first nine months 3,184,409,715 shares

    Cautionary Statement with Respect to Forward-Looking Statements

       This report contains forward-looking statements that reflect Toyota's forecasts for consolidated results. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar, the Canadian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
       A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

                 TOYOTA MOTOR CORPORATION FY2009 Third Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


1. Qualitative Information Concerning Consolidated Financial Results for FY2009 First Nine Months

        (1) Financial Results
                    Consolidated vehicle sales in Japan and overseas decreased by 494 thousand units, or 7.5%, to 6,089 thousand units in FY2009 first nine months (For the nine months ended December 31, 2008) compared with FY2008 first nine months (For the nine months ended December
         31, 2007). Vehicle sales in Japan decreased by 66 thousand units, or 4.3%, to 1,481 thousand units in FY2009 first nine months compared with FY2008 first nine months. Meanwhile, overseas vehicle sales decreased by 428 thousand units, or 8.5%, to 4,608 thousand units in FY2009 first nine months compared with FY2008 first nine months.
                    As for the results of operations, net revenues decreased by 2,728.9 billion yen, or 13.8%, to 16,993.2 billion yen in FY2009 first nine months compared with FY2008 first nine months, and operating income decreased by 1,652.2 billion yen, or 88.2%, to 221.5 billion yen in FY2009 first nine months compared with FY2008 first nine months. Factors resulting in the decrease in operating income included the effects of marketing activities of 650.0 billion yen, the effects of changes in exchange rates of 550.0 billion yen, cost reduction efforts of 40.0 billion yen, and an increase in expenses of 412.2 billion yen. Income before income taxes, minority interest and equity in earnings of affiliated companies decreased by 1,660.6 billion yen, or 82.4%, to
         354.3 billion yen in FY2009 first nine months compared with FY2008 first nine months. Net income decreased by 1,072.2 billion yen, or 76.5 %, to 328.8 billion yen in FY2009 first nine months compared with FY2008 first nine months.



        (2) Segment Operating Results

          (i) Automotive:
                    Net revenues for the automotive operations decreased by
             2,648.3 billion yen, or 14.6%, to 15,471.8 billion yen in FY2009 first nine months compared with FY2008 first nine months, and operating income decreased by 1,516.2 billion yen, or 86.7%, to
             233.3 billion yen in FY2009 first nine months compared with FY2008 first nine months. The decrease in operating income was mainly due to decreases in both production volume and vehicle units sold, the effects of changes in exchange rates, and an increase in expenses.

          (ii) Financial services:
                    Net revenues for the financial services operations decreased by 92.7 billion yen, or 7.9%, to 1,084.3 billion yen in FY2009 first nine months compared with FY2008 first nine months, and operating income decreased by 115.3 billion yen to an operating loss of 16.6 billion yen in FY2009 first nine months compared with FY2008 first nine months. The decrease in operating income was mainly due to increases in the provision for credit losses, net charge-offs and allowance for residual value losses, and an increase in valuation losses on interest rate swaps stated at fair value in accordance with the Statement of Financial Accounting Standards ("FAS") No. 133 (as amended by several guidance including FAS No. 138) in sales finance subsidiaries, despite a steady increase in financing volume.

          (iii) All other:
                    Net revenues for all other businesses decreased by 50.9
             billion yen, or 5.4%, to 896.7 billion yen in FY2009 first nine months compared with FY2008 first nine months, and operating income decreased by 10.1 billion yen, or 46.1%, to 11.8 billion yen in FY2009 first nine months compared with FY2008 first nine months.

                 TOYOTA MOTOR CORPORATION FY2009 Third Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


        (3) Geographic Information

          (i) Japan:
                    Net revenues in Japan decreased by 1,080.2 billion yen, or
             9.6%, to 10,221.4 billion yen in FY2009 first nine months compared with FY2008 first nine months, and operating income decreased by 1,005.2 billion yen, or 86.5%, to 157.5 billion yen in FY2009 first nine months compared with FY2008 first nine months. The decrease in operating income was mainly due to the effects of changes in exchange rates, decreases in both production volume and vehicle exports, and an increase in expenses.

          (ii) North America:
                    Net revenues in North America decreased by 1,987.7 billion yen, or 27.3%, to 5,292.0 billion yen in FY2009 first nine months compared with FY2008 first nine months, and operating income decreased by 530.9 billion yen to an operating loss of 213.2 billion yen in FY2009 first nine months compared with FY2008 first nine months. The decrease in operating income was mainly due to decreases in both production volume and vehicle units sold, increases in the provision for credit losses, net charge-offs and allowance for residual value losses, and an increase in valuation losses on interest rate swaps stated at fair value in accordance with FAS No. 133 (as amended by several guidance including FAS No.
             138) in sales finance subsidiaries in the United States of America.

          (iii) Europe:
                    Net revenues in Europe decreased by 559.4 billion yen, or
             18.6%, to 2,444.4 billion yen in FY2009 first nine months compared with FY2008 first nine months, and operating income decreased by
             137.0 billion yen to an operating loss of 34.6 billion yen in FY2009 first nine months compared with FY2008 first nine months. The decrease in operating income was mainly due to decreases in both production volume and vehicle units sold.

          (iv) Asia:
                    Net revenues in Asia decreased by 6.6 billion yen, or 0.3%, to 2,309.9 billion yen in FY2009 first nine months compared with FY2008 first nine months, and operating income decreased by 3.3 billion yen, or 1.8%, to 177.7 billion yen in FY2009 first nine months compared with FY2008 first nine months.

          (v) Other (Central and South America, Oceania and Africa):
                    Net revenues in other regions decreased by 167.2 billion
             yen, or 9.4%, to 1,602.9 billion yen in FY2009 first nine months compared with FY2008 first nine months, and operating income decreased by 9.0 billion yen, or 7.4% to 112.7 billion yen in FY2009 first nine months compared with FY2008 first nine months.

      2. Qualitative Information Concerning Consolidated Financial Position for FY2009 First Nine Months

             Cash flows from operating activities resulted in an increase in cash by 1,127.2 billion yen in FY2009 first nine months, mainly due to the net income of 328.8 billion yen. Cash flows from investing activities resulted in a decrease in cash by 1,482.2 billion yen in FY2009 first nine months, mainly due to the additions to finance receivables of 6,375.5 billion yen. Cash flows from financing activities resulted in an increase in cash by 625.2 billion yen in FY2009 first nine months, mainly due to the increase in short-term borrowings of 1,548.8 billion yen. After taking into account the effect of changes in exchange rates, cash and cash equivalents increased by 101.0 billion yen, or 6.2%, to 1,729.5 billion yen at the end of FY2009 first nine months compared with the end of FY2008.

                 TOYOTA MOTOR CORPORATION FY2009 Third Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


      3. Qualitative Information Concerning Forecast of Consolidated Financial Results for FY2009

             As for our future business environment, the real economy has been weakened by the global financial crisis and the world economy is decelerating as shown in the simultaneous economic downturn of the developed countries and slowdown in Asia. We are in a difficult economic climate facing uncertainties, including fluctuations in energy and raw material prices and foreign exchange rates. Furthermore, we face a rapidly deteriorating economic condition in Japan, as evidenced by further drops in exports and industrial production and the weakening environments for employment and income under the influence of the worldwide economic deceleration. The automotive industry, which has been significantly affected by the worldwide economic deceleration, is experiencing a rapid contraction of markets in developed countries and a slowdown of market growth in resource-rich countries and emerging countries which have been expected to grow. Meanwhile, environmental regulations are being strengthened throughout the world reflecting a growing environmental awareness, leading to intense global competition in the development of technologies and the introduction of new products.
             Under these difficult circumstances, the current forecast of consolidated financial results for FY2009 (April 1, 2008 through March
        31, 2009) is set forth below. This forecast assumes average exchange rates through the fiscal year of 100 yen per US$1 and 143 yen per 1 Euro.


          Forecast of consolidated results for FY2009

         Net revenues                                21,000.0 billion yen  (a decrease of 20.1% compared with FY2008)
         Operating loss                               (450.0) billion yen  (a decrease of   --   compared with FY2008)
         Loss before income taxes, minority
            interest and equity in earnings of
            affiliated companies                      (500.0) billion yen  (a decrease of   --   compared with FY2008)
         Net loss                                     (350.0) billion yen  (a decrease of   --   compared with FY2008)

             These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.
             When using the forecast of financial results, please refer to the Cautionary Statement with Respect to Forward-Looking Statements on page 2.

                 TOYOTA MOTOR CORPORATION FY2009 Third Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


      4. Other

        (1) Changes in significant subsidiaries during the current period (Changes in specified subsidiaries that caused a change in the scope of consolidation)

            None

        (2) Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements

         Provision for income taxes

                    The provision for income taxes is computed by multiplying income before income taxes, minority interest and equity in earnings of affiliated companies for FY2009 first nine months by estimated effective tax rates. These estimated effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items including changes in valuation allowances, that affect estimated effective tax rates.

        (3) Changes in accounting principles, procedures, and disclosures for quarterly consolidated financial statements

                    In September 2006, the Financial Accounting Standards Board ("FASB") issued FAS No. 157, Fair Value Measurements ("FAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Toyota and its consolidated subsidiaries ("Toyota") adopted FAS 157 from the fiscal year begun after November 15, 2007. The adoption of FAS 157 did not have material impact on Toyota's consolidated financial statements.

                    In September 2006, FASB issued FAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans -- an amendment of FASB Statements No. 87, 88, 106, and 132(R) ("FAS 158"). FAS 158 requires employers to measure the funded status of their defined benefit postretirement plans as of the date of their year-end statement of financial position. Toyota adopted this provision in FAS 158 regarding a measurement date from the fiscal year ending after December 15, 2008. The adoption of this provision in FAS 158 did not have material impact on Toyota's consolidated financial statements.

                    In February 2007, FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities -- Including an amendment of FASB Statement No. 115 ("FAS 159"). FAS 159 permits entities to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis and subsequent change in fair value must be recorded in earnings at each reporting date. Toyota adopted FAS 159 from the fiscal year begun after November 15, 2007. Because Toyota did not elect the fair value option in FY2009 first nine months, the adoption of FAS 159 did not have material impact on Toyota's consolidated financial statements.


                                                                     TOYOTA MOTOR CORPORATION FY2009 Third Quarter Financial Summary
                                                          (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


   5. Consolidated Production and Sales

     (1) Production
                                                                                                                             (Units)
     ------------------------------------------ --------------------------- ---------------------------- ---------------------------
                                                 FY2008 first nine months    FY2009 first nine months
                 Business segment                 (April 1, 2007 through      (April 1, 2008 through               Increase
                                                    December 31, 2007)           December 31, 2008)               (Decrease)
     ------------------------------------------ --------------------------- ---------------------------- ---------------------------
                                   Japan                  3,788,167                   3,539,735                    (248,432)
                               North America                946,170                     770,580                    (175,590)
                                   Europe                   523,860                     393,405                    (130,455)
           Automotive               Asia                    697,815                     770,984                      73,169
                                   Other                    339,889                     365,793                      25,904
                              ----------------- --------------------------- ---------------------------- ---------------------------
                                   Total                  6,295,901                   5,840,497                    (455,404)
     ------------------------ ----------------- --------------------------- ---------------------------- ---------------------------
              Other               Housing                     3,446                       3,789                         343
     ------------------------ ----------------- --------------------------- ---------------------------- ---------------------------

     ------------------------------------------ --------------------------- ---------------------------- ---------------------------
                                                   FY2008 third quarter        FY2009 third quarter
                 Business segment                (October 1, 2007 through    (October 1, 2008 through             Increase
                                                    December 31, 2007)           December 31, 2008)              (Decrease)
     ------------------------------------------ --------------------------- ---------------------------- ---------------------------
                                   Japan                  1,358,519                   1,088,890                    (269,629)
                               North America                300,322                     208,180                     (92,142)
                                   Europe                   182,684                      98,827                     (83,857)
           Automotive               Asia                    240,854                     249,862                       9,008
                                   Other                    118,758                     105,583                     (13,175)
                              ----------------- --------------------------- ---------------------------- ---------------------------
                                   Total                  2,201,137                   1,751,342                    (449,795)
     ------------------------ ----------------- --------------------------- ---------------------------- ---------------------------
              Other               Housing                     1,271                       1,463                         192
     ------------------------ ----------------- --------------------------- ---------------------------- ---------------------------

     Note: 1 Production in "Automotive" indicates production units of vehicles (new).
           2 "Other" in "Automotive" consists of Central and South America, Oceania and Africa.


     (2) Sales (by destination)

                                                                                                                             (Units)
     ------------------------------------------ --------------------------- ---------------------------- ---------------------------
                                                 FY2008 first nine months    FY2009 first nine months
                 Business segment                 (April 1, 2007 through      (April 1, 2008 through              Increase
                                                    December 31, 2007)           December 31, 2008)              (Decrease)
     ------------------------------------------ --------------------------- ---------------------------- ---------------------------
                                   Japan                  1,547,494                   1,481,279                     (66,215)
                               North America              2,253,231                   1,878,991                    (374,240)
                                   Europe                   942,954                     812,689                    (130,265)
           Automotive               Asia                    693,819                     732,150                      38,331
                                   Other                  1,145,536                   1,183,722                      38,186
                              ----------------- --------------------------- ---------------------------- ---------------------------
                                   Total                  6,583,034                   6,088,831                    (494,203)
     ------------------------ ----------------- --------------------------- ---------------------------- ---------------------------
              Other               Housing                     3,460                       3,937                         477
     ------------------------ ----------------- --------------------------- ---------------------------- ---------------------------

     ------------------------------------------ --------------------------- ---------------------------- ---------------------------
                                                   FY2008 third quarter        FY2009 third quarter
                 Business segment                (October 1, 2007 through    (October 1, 2008 through             Increase
                                                    December 31, 2007)           December 31, 2008)              (Decrease)
     ------------------------------------------ --------------------------- ---------------------------- ---------------------------
                                   Japan                    541,151                     464,927                     (76,224)
                               North America                756,145                     521,422                    (234,723)
                                   Europe                   308,263                     234,589                     (73,674)
           Automotive               Asia                    241,378                     221,949                     (19,429)
                                   Other                    434,271                     394,958                     (39,313)
                              ----------------- --------------------------- ---------------------------- ---------------------------
                                   Total                  2,281,208                   1,837,845                    (443,363)
     ------------------------ ----------------- --------------------------- ---------------------------- ---------------------------
              Other               Housing                     1,195                       1,501                         306
     ------------------------ ----------------- --------------------------- ---------------------------- ---------------------------

     Note: 1 Sales in "Automotive" indicates sales units of vehicles (new).
           2 "Other" in "Automotive" consists of Central and South America, Oceania, Africa and the Middle East, etc.


                                                                     TOYOTA MOTOR CORPORATION FY2009 Third Quarter Financial Summary
                                                          (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)



  6. Quarterly Consolidated Financial Statements

     (1) Quarterly Consolidated Balance Sheets
                                                                                                               (Amount: million yen)
     ---------------------------------------------------- ------------------------- ------------------------- ----------------------
                                                            FY2009 third quarter             FY2008
                                                            (As of December 31,         (As of March 31,             Increase
                                                                   2008)                     2008)                  (Decrease)
     ---------------------------------------------------- ------------------------- ------------------------- ----------------------
       Assets
       Current assets:
          Cash and cash equivalents                                      1,729,506                 1,628,547               100,959
          Time deposits                                                     27,925                   134,773              (106,848)
          Marketable securities                                            531,132                   542,210               (11,078)
          Trade accounts and notes receivable,                           1,490,876                 2,040,233              (549,357)
            less allowance for doubtful accounts
          Finance receivables, net                                       3,924,983                 4,301,142              (376,159)
          Other receivables                                                387,558                   523,533              (135,975)
          Inventories                                                    1,858,850                 1,825,716                33,134
          Deferred income taxes                                            562,374                   563,220                  (846)
          Prepaid expenses and other current assets                        813,583                   526,853               286,730
                                                          ------------------------- ------------------------  ----------------------
          Total current assets                                          11,326,787                12,086,227              (759,440)
                                                          ------------------------- ------------------------  ----------------------
       Noncurrent finance receivables, net                               5,540,507                 5,974,756              (434,249)
       Investments and other assets:
          Marketable securities and other securities                     2,445,566                 3,429,238              (983,672)
            investments
          Affiliated companies                                           1,966,653                 2,098,556              (131,903)
          Employees receivables                                             70,690                    70,776                   (86)
          Other                                                            964,872                   986,765               (21,893)
                                                          ------------------------- ------------------------  ----------------------
          Total investments and other assets                             5,447,781                 6,585,335            (1,137,554)
                                                          ------------------------- ------------------------  ----------------------
       Property, plant and equipment:
          Land                                                           1,249,029                 1,262,034               (13,005)
          Buildings                                                      3,533,916                 3,580,607               (46,691)
          Machinery and equipment                                        8,954,363                 9,270,650              (316,287)
          Vehicles and equipment on operating leases                     2,733,960                 2,922,325              (188,365)
          Construction in progress                                         284,459                   360,620               (76,161)
                                                          ------------------------- ------------------------  ----------------------
          Subtotal                                                      16,755,727                17,396,236              (640,509)
                                                          ------------------------- ------------------------  ----------------------
          Less - Accumulated depreciation                               (9,479,758)               (9,584,234)              104,476
                                                          ------------------------- ------------------------  ----------------------
          Total property, plant and equipment                            7,275,969                 7,812,002              (536,033)
                                                          ------------------------- ------------------------  ----------------------
       Total assets                                                     29,591,044                32,458,320            (2,867,276)
                                                          ------------------------- ------------------------  ----------------------


                                                                     TOYOTA MOTOR CORPORATION FY2009 Third Quarter Financial Summary
                                                          (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


                                                                                                                (Amount: million yen
     ----------------------------------------------------- ------------------------ ------------------------- ----------------------
                                                            FY2009 third quarter             FY2008
                                                             (As of December 31,        (As of March 31,             Increase
                                                                    2008)                    2008)                  (Decrease)
     ----------------------------------------------------- ------------------------ ------------------------- ----------------------
     Liabilities
       Current liabilities:
          Short-term borrowings                                          4,467,650                 3,552,721               914,929
          Current portion of long-term debt                              2,315,467                 2,675,431              (359,964)
          Accounts payable                                               1,611,367                 2,212,773              (601,406)
          Other payables                                                   613,268                   806,514              (193,246)
          Accrued expenses                                               1,487,782                 1,606,964              (119,182)
          Income taxes payable                                              55,733                   305,592              (249,859)
          Other current liabilities                                        808,072                   780,747                27,325
                                                           -----------------------  ------------------------  ----------------------
          Total current liabilities                                     11,359,339                11,940,742              (581,403)
                                                           -----------------------  ------------------------  ----------------------
       Long-term liabilities:
          Long-term debt                                                 5,079,519                 5,981,931              (902,412)
          Accrued pension and severance costs                              590,566                   632,297               (41,731)
          Deferred income taxes                                            904,954                 1,099,006              (194,052)
          Other long-term liabilities                                      270,247                   278,150                (7,903)
                                                           -----------------------  ------------------------  ----------------------
          Total long-term liabilities                                    6,845,286                 7,991,384            (1,146,098)
                                                           -----------------------  ------------------------  ----------------------
       Total liabilities                                                18,204,625                19,932,126            (1,727,501)
                                                           -----------------------  ------------------------  ----------------------

     Minority interest in consolidated subsidiaries                        583,237                   656,667               (73,430)
     Shareholders' equity
       Common stock, no par value,                                         397,050                   397,050                     --
          authorized: 10,000,000,000 shares
          as of December 31, 2008 and March 31, 2008
          issued: 3,447,997,492 shares
          as of December 31, 2008 and March 31, 2008
       Additional paid-in capital                                          500,074                   497,569                 2,505
       Retained earnings                                                12,297,387                12,408,550              (111,163)
       Accumulated other comprehensive loss                             (1,133,172)                 (241,205)             (891,967)
       Treasury stock, at cost,                                         (1,258,157)               (1,192,437)              (65,720)
          311,656,809 shares as of December 31, 2008 and
          298,717,640 shares as of March 31, 2008
                                                           -----------------------  ------------------------  ----------------------
       Total shareholders' equity                                       10,803,182                11,869,527            (1,066,345)
                                                           -----------------------  ------------------------  ----------------------
     Commitments and contingencies
                                                           -----------------------  ------------------------  ----------------------
     Total liabilities and shareholders' equity                         29,591,044                32,458,320            (2,867,276)
                                                           -----------------------  ------------------------  ----------------------



                                                                     TOYOTA MOTOR CORPORATION FY2009 Third Quarter Financial Summary
                                                          (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


   (2) Quarterly Consolidated Statements of Income

     (First nine months ended December 31)
                                                                                                               (Amount: million yen)
     -------------------------------------------- --------------------------- -------------------------- ---------------------------
                                                   FY2008 first nine months   FY2009 first nine months
                                                      (Nine months ended         (Nine months ended               Increase
                                                      December 31, 2007)         December 31, 2008)              (Decrease)
     -------------------------------------------- --------------------------- -------------------------- ---------------------------
     Net revenues:
       Sales of products                                          18,567,607                 15,928,814                  (2,638,793)
       Financing operations                                        1,154,585                  1,064,434                     (90,151)
                                                   -------------------------- --------------------------  --------------------------
       Total net revenues                                         19,722,192                 16,993,248                  (2,728,944)
                                                   -------------------------- --------------------------  --------------------------
     Costs and expenses:
       Cost of products sold                                      15,188,276                 14,058,848                  (1,129,428)
       Cost of financing operations                                  828,710                    783,916                     (44,794)
       Selling, general and administrative                         1,831,484                  1,928,967                      97,483
                                                   -------------------------- --------------------------  --------------------------
       Total costs and expenses                                   17,848,470                 16,771,731                  (1,076,739)
                                                   -------------------------- --------------------------  --------------------------
     Operating income                                              1,873,722                    221,517                  (1,652,205)
                                                   -------------------------- --------------------------  --------------------------
     Other income (expense):
       Interest and dividend income                                  130,456                    119,012                     (11,444)
       Interest expense                                              (35,001)                   (38,895)                     (3,894)
       Foreign exchange gain, net                                     12,414                     46,342                      33,928
       Other income, net                                              33,375                      6,372                     (27,003)
                                                   -------------------------- --------------------------  --------------------------
       Total other income (expense)                                  141,244                    132,831                      (8,413)
                                                   -------------------------- --------------------------  --------------------------
     Income before income taxes,
         minority interest and equity in
         earnings of affiliated companies                          2,014,966                    354,348                  (1,660,618)
                                                   -------------------------- --------------------------  --------------------------
     Provision for income taxes                                      774,766                    158,504                    (616,262)
                                                   -------------------------- --------------------------  --------------------------
     Income before minority interest
         and equity in earnings of
         affiliated companies                                      1,240,200                    195,844                  (1,044,356)
                                                    -------------------------- --------------------------  -------------------------
     Minority interest in consolidated                               (63,424)                   (13,514)                     49,910
        subsidiaries
     Equity in earnings of affiliated companies                      224,302                    146,498                     (77,804)
                                                   -------------------------- --------------------------  --------------------------
     Net income                                                    1,401,078                    328,828                  (1,072,250)
                                                   -------------------------- --------------------------  --------------------------


                                                                                                                       (Amount: yen)
                                                    -------------------------- --------------------------  -------------------------
     Net income per share
       Basic                                                          439.98                     104.66                     (335.32)
       Diluted                                                        439.78                     104.66                     (335.12)
     ------------------------------------------- ---------------------------- -------------------------- ---------------------------


                                                                     TOYOTA MOTOR CORPORATION FY2009 Third Quarter Financial Summary
                                                          (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


     (Third quarter for the three months ended December 31)
                                                                                                               (Amount: million yen)
      ------------------------------------------- ---------------------------- -------------------------- --------------------------
                                                    FY2008 third quarter         FY2009 third quarter
                                                     (Three months ended         (Three months ended              Increase
                                                     December 31, 2007)          December 31, 2008)              (Decrease)
     ------------------------------------------- ---------------------------- -------------------------- ---------------------------
     Net revenues:
       Sales of products                                           6,325,948                  4,465,104                  (1,860,844)
       Financing operations                                          384,035                    337,739                     (46,296)
                                                 ---------------------------- -------------------------- ---------------------------
       Total net revenues                                          6,709,983                  4,802,843                  (1,907,140)
                                                 ---------------------------- -------------------------- ---------------------------
     Costs and expenses:
       Cost of products sold                                       5,181,582                  4,155,015                  (1,026,567)
       Cost of financing operations                                  273,526                    352,549                      79,023
       Selling, general and administrative                           653,317                    655,830                       2,513
                                                 ---------------------------- -------------------------- ---------------------------
       Total costs and expenses                                    6,108,425                  5,163,394                    (945,031)
                                                 ---------------------------- -------------------------- ---------------------------
     Operating income (loss)                                         601,558                   (360,551)                   (962,109)
                                                 ---------------------------- -------------------------- ---------------------------
     Other income (expense):
       Interest and dividend income                                   50,775                     40,602                     (10,173)
       Interest expense                                              (10,617)                   (12,069)                     (1,452)
       Foreign exchange gain, net                                      9,350                     13,901                       4,551
       Other income, net                                               1,622                     35,978                      34,356
                                                 ---------------------------- -------------------------- ---------------------------
       Total other income (expense)                                   51,130                     78,412                      27,282
                                                 ---------------------------- -------------------------- ---------------------------
     Income (loss) before income taxes,
         minority interest and equity in
         earnings of affiliated companies                            652,688                   (282,139)                   (934,827)
                                                 ---------------------------- -------------------------- ---------------------------
     Provision for income taxes                                      250,833                   (100,351)                   (351,184)
                                                 ---------------------------- -------------------------- ---------------------------
     Income (loss) before minority interest
         and equity in earnings of
         affiliated companies                                        401,855                   (181,788)                   (583,643)
                                                 ---------------------------- -------------------------- ---------------------------
     Minority interest in consolidated                               (22,385)                    14,787                      37,172
        subsidiaries
     Equity in earnings of affiliated companies                       79,198                      2,360                     (76,838)
                                                 ---------------------------- -------------------------- ---------------------------
     Net income (loss)                                               458,668                   (164,641)                   (623,309)
                                                 ---------------------------- -------------------------- ---------------------------

                                                                                                                       (Amount: yen)
                                                 ---------------------------- -------------------------- ---------------------------
     Net income (loss) per share
       Basic                                                          144.47                     (52.49)                    (196.96)
       Diluted                                                        144.43                     (52.49)                    (196.92)
     ------------------------------------------- ---------------------------- -------------------------- ---------------------------

                                                  TOYOTA MOTOR CORPORATION FY2009 Third Quarter Financial Summary
                                       (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


    (3) Quarterly Consolidated Statements of Cash Flows

                                                                                            (Amount: million yen)
    -------------------------------------------------------------------------- -----------------------------------
                                                                                   FY2009 first nine months
                                                                                      (Nine months ended
                                                                                      December 31, 2008)
   -------------------------------------------------------------------------- -----------------------------------
   Cash flows from operating activities:
     Net income                                                                                          328,828
     Adjustments to reconcile net income to net cash
        provided by operating activities
        Depreciation                                                                                   1,109,341
        Provision for doubtful accounts and credit losses                                                163,904
        Pension and severance costs, less payments                                                       (30,926)
        Losses on disposal of fixed assets                                                                40,805
        Unrealized losses on available-for-sale securities, net                                           21,631
        Deferred income taxes                                                                             45,965
        Minority interest in consolidated subsidiaries                                                    13,514
        Equity in earnings of affiliated companies                                                      (146,498)
        Changes in operating assets and liabilities, and other                                          (419,349)
                                                                              -----------------------------------
     Net cash provided by operating activities                                                         1,127,215
                                                                              -----------------------------------
   Cash flows from investing activities:
     Additions to finance receivables                                                                 (6,375,517)
     Collection of and proceeds from sales of finance receivables                                      5,697,890
     Additions to fixed assets excluding equipment leased to others                                   (1,004,437)
     Additions to equipment leased to others                                                            (827,369)
     Proceeds from sales of fixed assets excluding equipment                                              30,975
        leased to others
     Proceeds from sales of equipment leased to others                                                   270,411
     Purchases of marketable securities and security investments                                        (411,459)
     Proceeds from sales of and maturity of marketable securities and                                    960,670
        security investments
     Payment for additional investments in affiliated companies,                                             (45)
        net of cash acquired
     Changes in investments and other assets, and other                                                  176,652
                                                                              -----------------------------------
     Net cash used in investing activities                                                            (1,482,229)
                                                                              -----------------------------------
   Cash flows from financing activities:
     Purchase of common stock                                                                            (70,536)
     Proceeds from issuance of long-term debt                                                          1,583,694
     Payments of long-term debt                                                                       (1,996,759)
     Increase in short-term borrowings                                                                 1,548,801
     Dividends paid                                                                                     (439,992)
                                                                              -----------------------------------
     Net cash provided by financing activities                                                           625,208
                                                                              -----------------------------------
   Effect of exchange rate changes on cash and cash equivalents                                         (169,235)
                                                                              -----------------------------------
   Net increase in cash and cash equivalents                                                             100,959
                                                                              -----------------------------------
   Cash and cash equivalents at beginning of current period                                            1,628,547
                                                                              -----------------------------------
   Cash and cash equivalents at end of current period                                                  1,729,506
                                                                              -----------------------------------

  Note: In the Quarterly Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

     (4) Going Concern Assumption

         None


                                                                     TOYOTA MOTOR CORPORATION FY2009 Third Quarter Financial Summary
                                                          (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)



    (5) Segment Information

      (i) Segment operating results


FY2008 first nine months (Nine months ended December 31, 2007)                                                 (Amount: million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                            Automotive    Financial Services     All Other        Intersegment      Consolidated
                                                                                                  Elimination
------------------------------------------------------------------------------------------------------------------------------------
  Net revenues:
    (1) Sales to external customers           18,107,549         1,154,585            460,058                 --        19,722,192
    (2) Intersegment sales                        12,572            22,441            487,562          (522,575)                --
------------------------------------------------------------------------------------------------------------------------------------
                  Total                       18,120,121         1,177,026            947,620          (522,575)        19,722,192
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                          16,370,618         1,078,294            925,706          (526,148)        17,848,470
------------------------------------------------------------------------------------------------------------------------------------
  Operating income                             1,749,503            98,732             21,914             3,573          1,873,722
------------------------------------------------------------------------------------------------------------------------------------

FY2009 first nine months (Nine months ended December 31, 2008)                                                 (Amount: million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                            Automotive    Financial Services     All Other        Intersegment      Consolidated
                                                                                                  Elimination
------------------------------------------------------------------------------------------------------------------------------------
  Net revenues:
    (1) Sales to external customers           15,460,085         1,064,434            468,729                 --        16,993,248
    (2) Intersegment sales                        11,751            19,876            427,980          (459,607)                --
------------------------------------------------------------------------------------------------------------------------------------
                  Total                       15,471,836         1,084,310            896,709          (459,607)        16,993,248
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                          15,238,544         1,100,940            884,894          (452,647)        16,771,731
------------------------------------------------------------------------------------------------------------------------------------
  Operating income (loss)                        233,292           (16,630)            11,815            (6,960)           221,517
------------------------------------------------------------------------------------------------------------------------------------


                                                                     TOYOTA MOTOR CORPORATION FY2009 Third Quarter Financial Summary
                                                          (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)




FY2008 third quarter (Three months ended December 31, 2007)                                                    (Amount: million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                            Automotive    Financial Services     All Other        Intersegment      Consolidated
                                                                                                  Elimination
------------------------------------------------------------------------------------------------------------------------------------
  Net revenues:
    (1) Sales to external customers            6,175,848           384,035            150,100                --          6,709,983
    (2) Intersegment sales                         4,635             7,675            183,545          (195,855)                --
------------------------------------------------------------------------------------------------------------------------------------
                  Total                        6,180,483           391,710            333,645          (195,855)         6,709,983
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                           5,612,612           370,786            321,842          (196,815)         6,108,425
------------------------------------------------------------------------------------------------------------------------------------
  Operating income                               567,871            20,924             11,803               960            601,558
------------------------------------------------------------------------------------------------------------------------------------

FY2009 third quarter (Three months ended December 31, 2008)                                                    (Amount: million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                            Automotive    Financial Services     All Other        Intersegment      Consolidated
                                                                                                  Elimination
------------------------------------------------------------------------------------------------------------------------------------
  Net revenues:
    (1) Sales to external customers            4,308,267           337,739            156,837                --          4,802,843
    (2) Intersegment sales                         2,819             8,833            137,474          (149,126)                --
------------------------------------------------------------------------------------------------------------------------------------
                  Total                        4,311,086           346,572            294,311          (149,126)         4,802,843
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                           4,543,732           470,460            294,295          (145,093)         5,163,394
------------------------------------------------------------------------------------------------------------------------------------
  Operating income (loss)                       (232,646)         (123,888)                16            (4,033)          (360,551)
------------------------------------------------------------------------------------------------------------------------------------


                                                                     TOYOTA MOTOR CORPORATION FY2009 Third Quarter Financial Summary
                                                          (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)



       (ii) Geographic information

FY2008 first nine months (Nine months ended December 31, 2007)                                                 (Amount: million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                         Japan    North America    Europe         Asia         Other     Intersegment Consolidated
                                                                                                         Elimination
------------------------------------------------------------------------------------------------------------------------------------
  Net revenues:
    (1) Sales to external customers    6,059,883     7,148,463    2,872,518     2,062,103    1,579,225            --    19,722,192
    (2) Intersegment sales             5,241,676       131,287      131,274       254,493      190,901    (5,949,631)           --
------------------------------------------------------------------------------------------------------------------------------------
                 Total                11,301,559     7,279,750    3,003,792     2,316,596    1,770,126    (5,949,631)   19,722,192
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                  10,138,840     6,962,009    2,901,408     2,135,544    1,648,489    (5,937,820)   17,848,470
------------------------------------------------------------------------------------------------------------------------------------
  Operating income                     1,162,719       317,741      102,384       181,052      121,637       (11,811)    1,873,722
------------------------------------------------------------------------------------------------------------------------------------

FY2009 first nine months (Nine months ended December 31, 2008)                                                 (Amount: million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                         Japan    North America    Europe         Asia         Other     Intersegment Consolidated
                                                                                                         Elimination
------------------------------------------------------------------------------------------------------------------------------------
  Net revenues:
    (1) Sales to external customers    6,014,376     5,189,495    2,340,102     2,082,572    1,366,703            --    16,993,248
    (2) Intersegment sales             4,207,048       102,549      104,311       227,388      236,162    (4,877,458)           --
------------------------------------------------------------------------------------------------------------------------------------
                 Total                10,221,424     5,292,044    2,444,413     2,309,960    1,602,865    (4,877,458)   16,993,248
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                  10,063,922     5,505,217    2,479,068     2,132,216    1,490,212    (4,898,904)   16,771,731
------------------------------------------------------------------------------------------------------------------------------------
  Operating income (loss)                157,502      (213,173)     (34,655)      177,744      112,653        21,446       221,517
------------------------------------------------------------------------------------------------------------------------------------

Note: "Other" consists of Central and South America, Oceania and Africa.


                                                                     TOYOTA MOTOR CORPORATION FY2009 Third Quarter Financial Summary
                                                          (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


FY2008 third quarter (Three months ended December 31, 2007)                                                    (Amount: million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                         Japan    North America    Europe         Asia         Other     Intersegment Consolidated
                                                                                                         Elimination
------------------------------------------------------------------------------------------------------------------------------------
  Net revenues:
    (1) Sales to external customers    2,150,167     2,331,625      923,007       722,900      582,284            --     6,709,983
    (2) Intersegment sales             1,834,560        38,211       60,141        88,381       58,961    (2,080,254)           --
------------------------------------------------------------------------------------------------------------------------------------
                 Total                 3,984,727     2,369,836      983,148       811,281      641,245    (2,080,254)    6,709,983
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                   3,595,373     2,306,196      949,070       746,985      591,314    (2,080,513)    6,108,425
------------------------------------------------------------------------------------------------------------------------------------
  Operating income                       389,354        63,640       34,078        64,296       49,931           259       601,558
------------------------------------------------------------------------------------------------------------------------------------

FY2009 third quarter (Three months ended December 31, 2008)                                                    (Amount: million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                         Japan    North America    Europe         Asia         Other     Intersegment Consolidated
                                                                                                         Elimination
------------------------------------------------------------------------------------------------------------------------------------
  Net revenues:
    (1) Sales to external customers    1,900,079     1,313,953      636,398       628,801      323,612            --     4,802,843
    (2) Intersegment sales             1,113,973        25,093       24,112        55,133       57,906    (1,276,217)           --
------------------------------------------------------------------------------------------------------------------------------------
                 Total                 3,014,052     1,339,046      660,510       683,934      381,518    (1,276,217)    4,802,843
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                   3,178,323     1,586,484      703,903       643,446      347,923    (1,296,685)    5,163,394
------------------------------------------------------------------------------------------------------------------------------------
  Operating income (loss)               (164,271)     (247,438)     (43,393)       40,488       33,595        20,468      (360,551)
------------------------------------------------------------------------------------------------------------------------------------

Note: "Other" consists of Central and South America, Oceania and Africa.


    (6) Significant Changes in Shareholders' Equity

        None